SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, pursuant to the provisions of article 30, item XXX of CVM Instruction No 480/09, the Board do Directors appointed Mr. Ernesto Rubens Gelbcke as Coordinator and Financial Expert of the Audit Committee, replacing Mr. Jerônimo Antunes.

Mr. Jerônimo Antunes will remain a member of the Board of Directors. His tenure will end on April 2020.

São Paulo, June 21, 2017.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

1

Curriculum Vitae

Ernesto Rubens Gelbcke

Mr. Gelbcke has been an independent member of our board of directors since April 2018. Mr. Gelbcke has a Bachelor’s degree and a Master’s degree in accounting sciences, both from the School of Economics, Administration and Accounting of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA USP). He worked at Arthur Andersen (various positions, including São Paulo audit coordinator and member of the Brazil technical policies committee) from 1965 to 1976, Directa Auditores (founder and CEO) from 1977 to 2014, Grant Thornton Brasil (chairman of the board of directors) from 2014 to 2015, Gelbcke Consultores (founder and consultant) since 2001, and GHG Contadores (founder) since 2017. He was one of the twelve elected members of the Accounting Pronouncements Committee, representing the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI) from its creation in 2006 until 2016. He was also a professor at FEA USP from 1971 to 2003, professor and coordinator of the audit specialization course at the Central Bank with the Foundation Institute for Accounting, Actuarial and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI) from 1978 to 1980, among others. He has authored and co-authored various articles, technical opinions and books, such as “Accounting Manual for Stock Companies” (Manual de Contabilidade das Sociedades por Ações), “Manual for Corporate Accounting” (Manual de Contabilidade Societária), and “Intermediate Accounting” (Contabilidade Intermediária). He was a member of the fiscal committee and of the audit committee of AMBEV S.A. from 2007 to 2009, a member of the Board of Directors of the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON) from 2015 to 2017, and a member of the audit committee of AES Eletropaulo in 2017, among others. Since 2017, he has been a member of the fiscal council of FIPECAFI. This term expires in 2019.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 21, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.